Management's Discussion and Analysis

For The Year Ended December 31, 2025

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the year ended December 31, 2025 ("2025") and should be read in conjunction with the annual consolidated financial statements and related notes for the same period. References in the below discussion refer to the note disclosures contained in the annual consolidated financial statements for the years ended December 31, 2025 and 2024 ("2025 annual consolidated financial statements"). References in the below discussion to "Q4 2025" and "Q4 2024" refer to the three months ended December 31, 2025 and December 31, 2024 and references to "2024" refer to the year ended December 31, 2024.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information about the Company has been filed electronically through SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and www.sec.gov.

This MD&A reports the Company's activities through March 31, 2026, unless otherwise indicated. References to "the date of this MD&A" mean March 31, 2026. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and approved the technical information in this MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURE® and VPURE+® products, which are sourced from the Company's Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical and energy storage sectors. Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy LLC ("Storion") as of December 31, 2025, a venture with Stryten Energy that is initially focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol "LGO" and on the Nasdaq Stock Market under the symbol "LGO".

2025 Highlights

• The Company's Maracás Menchen Mine produced 9,150 tonnes of vanadium pentoxide ("V2O5") equivalent in 2025, within the annual production guidance range of 9,000 - 11,000 tonnes, including 2,961 tonnes of V2O5 equivalent produced in Q4 2025. The global V2O5 recovery rate for 2025 was 80.1%, with 77.9% seen in Q4 2025.

• The Company sold 8,686 tonnes of V2O5 equivalent in 2025 (including 298 tonnes of purchased products and 780 tonnes related to the Company's inventory supply agreement), within the annual sales guidance range of 7,500 - 9,500 tonnes, with sales in Q4 2025 of 2,396 tonnes (including 0 tonnes of purchased products and 780 tonnes related to inventory supply agreement).

Management’s Discussion and Analysis for the Year Ended December 31, 2025 1

• The Company recorded a net loss before tax of $51,675 for 2025 and net loss of $68,738 after the recognition of an income tax expense of $0 and a deferred income tax expense of $17,063.

• The Company's cash balance at December 31, 2025 was $9,716, with debt of $107,066.

• In Q2 2025, the Company signed a non-recourse factoring facility agreement for advances up to a limit of $10,000 (note 4), with potential expansion to $30,000 subject to customer and credit approvals. Under the terms of the agreement, the Company sells eligible accounts receivable to a third-party financial institution (the "Factor") for advances equal to 85%, to a total limit of $10,000. The remaining 15% is received based on customer payment terms.

• In June 2025, Storion, signed a strategic supply agreement with TerraFlow Energy Operating LLC ("TerraFlow") to advance the adoption of vanadium flow batteries in the United States. The project is expected to reach initial energization in early 2027.

• In Q3 2025, the Company extended the term of its R$50,000 facility (note 10) for one year maintaining an interest rate of 9.05% p.a. In addition, the Company extended the due date of the first principal payment for its September 2023 facility (note 10) from August 2025 to October 2025.

• In Q3 2025, the Company secured a loan facility for a principal amount of $6,000. This facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This facility has a term of six months, bears interest at an annualized rate of 15%, and includes a 1% arrangement fee.

• In September 2025, the Company started the installation of additional flotation cell circuits to increase its capacity to 115,000 tonnes from 42,000 tonnes of ilmenite concentrate annually. The ilmenite circuit stopped production in September 2025 for the equipment installation and resumed operations in November 2025.

• In October 2025, the Company received an executed binding term sheet with the five Brazilian lenders (the "Banks") representing $84,235 of debt to defer principal repayments to March 18, 2026, with an automatic rollover to September 18, 2026, subject to the Company securing capital of at least $22,000. This was secured on October 22, 2025 - further details are shared below. Additionally, the Company will provide a negative pledge over its mining rights and equipment, pay all accrued interest with future interest payments made on a quarterly basis, repay $2,000 of principal with proceeds, submit quarterly unaudited balance sheets of Largo Vanádio de Maracás S.A. to the Banks, renegotiate its debts with suppliers, and use 80% of the capital secured greater than $22,000 for principal repayment to the Banks. Refer to notes 10 and 21.

• In October 2025, the Company signed an amended agreement with the counterparty who sent the Company a default notice for failure to deliver 900 tonnes of V₂O₅ at the scheduled time. The Company agreed to deliver the remaining 900 tonnes of V₂O₅ by January 2026 and the counterparty has an option to purchase between 0 - 500 tonnes of V₂O₅ from June 2028 to October 2028. Refer to notes 17 and 21.

• In October 2025, the Company announced a $23,400 offering comprising (i) a registered direct offering in the United States (the "Registered Direct Offering"), and (ii) a concurrent private placement (the "Private Placement" and, together with the Registered Direct Offering, the "Offering"). The Private Placement comprises of an offering of common shares in the capital of the Company ("Common Shares") together with one Common Share purchase warrant ("Warrants") at a combined purchase price of $1.22. Each Warrant was immediately exercised and entitles the owner to acquire one Common Share at a price of $1.22 per Common Share for a period of five years from the date of issuance.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 2

• The Company entered binding commitments in respect of the entire $23,400 Offering. In connection with the Registered Direct Offering, Largo entered into securities purchase agreements with institutional and accredited investors for the purchase and sale of 14,262,309 Common Shares and 14,262,309 Warrants and, in connection with the Private Placement, Arias Resource Capital Fund III L.P., an affiliate of the Company's largest shareholder, entered into a securities purchase agreement to acquire 4,918,033 Common Shares and 4,918,033 Warrants (the "ARC Commitment").

• A portion of the ARC Commitment was advanced by way of a $5,000 secured convertible bridge loan (the “ARC Bridge Loan”) which reduced the ARC Commitment by $5,000. The ARC Bridge Loan automatically  converted on the closing of the Offering into units consisting of Common Shares and Warrants on the same terms as the Offering. The ARC Bridge Loan had an interest rate of 12% per annum, payable upon maturity or immediately upon default. The ARC Bridge Loan was secured against the common shares of Largo Resources (Yukon) Ltd., a wholly owned subsidiary of the Company. The Offering closed on October 22, 2025.

Significant Events and Transactions Subsequent to 2025

At The Market Equity Offering Program (ATM Program)

On January 8, 2026, the Company announced the establishment of an at-the-market equity offering program (the "ATM Program") pursuant to which the Company may issue and sell common shares having aggregate gross proceeds of up to $60,000 from time to time on The Nasdaq Stock Market.

As of March 27, 2026, the Company has issued 13,631 common shares under the ATM Program, generating net proceeds of $19,510 for an average price of $1.48 per share.

Renegotiation of Promissory Note with ARG

On January 12, 2026, the Company extended its promissory note with ARG International AG in principal amount of $6,000 until February 2027 under the same terms announced in our August 11, 2025 press release plus an extension fee of 1%.

Storion Investment

During the first quarter of 2026, Storion raised $10,000 via the issuance of approximately 6,100 preferred units.  As a result of the capital raise, Largo’s ownership and percentage interest of Storion declined from 50% to approximately 37.4%. Additionally, the Company reduced its board representation to one nominee from two nominees.

Impact post the 50% US Tariff Relieve

Certain U.S. tariff measures imposed on imports from Brazil took effect on August 6, 2025, pursuant to Executive Order 14323 of July 30, 2025, which increased duties on covered Brazilian goods and, in many cases, brought the total tariff to 50% when combined with the previously announced reciprocal tariff framework. Those tariff measures were subsequently ended on February 20, 2026 through Executive Order 14389, published in the Federal Register on February 25, 2026. Following the removal of these tariff measures, Largo sold in March 2026 the high-purity vanadium inventory it had accumulated since 2025 in bonded warehouses in Baltimore and has restarted its high-purity vanadium production, which had been temporarily halted due to the unfavorable tariff environment in the last quarter of 2025.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 3

2025 Summary

Financial

	Three months ended
	December 31, 2025	December 31, 2024	Movement
Revenues	$22,271	$24,268	$(1,997)	(8%)

Operating costs	(25,792)	(30,194)	4,402	(15%)
Direct mine and production costs	(10,510)	(11,823)	1,313	(11%)
Professional, consulting and management fees	(4,053)	(3,272)	(781)	24%
Foreign exchange loss	(3,156)	(8,560)	5,404	(63%)
Other general and administrative expenses	(4,022)	1,843	(5,865)	(318%)
Share-based payments	(1,428)	(138)	(1,290)	935%
Finance costs	(3,957)	(2,360)	(1,597)	68%
Interest income	86	92	(6)	(7%)
Technology start-up costs	(180)	(793)	613	(77%)
Write-down of vanadium assets	569	78	491	629%
Exploration and evaluation costs	(28)	(250)	222	(89%)
Share of net loss from investment in associate	(2,399)	—	(2,399)	(100%)
	(44,360)	(43,554)	(806)	2%
Net loss before tax	(22,089)	(19,286)	(2,803)	15%
Income tax recovery (expense)	112	(29)	141	(486%)
Deferred income tax recovery	4,812	6,325	(1,513)	(24%)
Net loss	(17,165)	(12,990)	(4,175)	32%

Unrealized loss on foreign currency translation	(5,688)	(15,791)	10,103	(64%)
Comprehensive loss	$(22,853)	$(28,781)	$5,928	(21%)

Basic loss per share	$(0.21)	$(0.19)	$(0.02)	11%
Diluted loss per share	$(0.21)	$(0.19)	$(0.02)	11%

Adjusted EBITDA[1]	$(6,475)	$2,337	$(8,812)	(377%)
Mining Operations Adjusted EBITDA[1]	$(3,540)	$4,466	$(8,006)	(179%)

Cash (used) provided before working capital items (operating activities)	$(3,913)	$5,759	$(9,672)	(168%)
Net cash (used in) provided by operating activities	(12,526)	7,746	(20,272)	(262%)
Net cash provided by (used in) financing activities	16,178	(3,387)	19,565	(578%)
Net cash used in investing activities	(1,845)	(12,332)	10,487	(85%)
Net change in cash	1,869	(8,344)	10,213	(122%)

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 4

	Year ended
	December 31, 2025	December 31, 2024	Movement
Revenues	$109,887	$124,920	$(15,033)	(12%)

Operating costs	(132,640)	(145,818)	13,178	(9%)
Direct mine and production costs	(52,559)	(68,478)	15,919	(23%)
Professional, consulting and management fees	(12,500)	(16,304)	3,804	(23%)
Foreign exchange gain (loss)	8,679	(12,517)	21,196	(169%)
Other general and administrative expenses	(8,306)	(5,429)	(2,877)	53%
Share-based payments	(2,289)	(1,321)	(968)	73%
Finance costs	(13,143)	(9,460)	(3,683)	39%
Interest income	283	1,523	(1,240)	(81%)
Technology start-up costs	(714)	(3,392)	2,678	(79%)
Write-down of vanadium assets	294	(1,119)	1,413	(126%)
Exploration and evaluation costs	(216)	(2,328)	2,112	(91%)
Gain on disposal of interest in subsidiary	5,179	—	5,179	100%
Share of net loss from investment in associate	(6,189)	—	(6,189)	(100%)
	(161,562)	(196,165)	34,603	(18%)
Net loss before tax	$(51,675)	$(71,245)	$19,570	(27%)
Income tax (expense) recovery	—	2,813	(2,813)	(100%)
Deferred income tax (expense) recovery	(17,063)	17,867	(34,930)	(196%)
Net loss	$(68,738)	$(50,565)	$(18,173)	36%

Unrealized gain (loss) on foreign currency translation	10,083	(35,327)	45,410	(129%)
Comprehensive loss	$(58,655)	$(85,892)	$27,237	(32%)

Basic loss per share (note 16)	$(1.01)	$(0.78)	$(0.23)	29%
Diluted loss per share (note 16)	$(1.01)	$(0.78)	$(0.23)	29%

Adjusted EBITDA[1]	$(7,264)	$(2,076)	$(5,188)	250%
Mining Operations Adjusted EBITDA[1]	$2,403	$7,976	$(5,573)	(70%)

Cash (used) provided before working capital items (operating activities)	$(2,803)	$3,234	$(6,037)	(187%)
Net cash (used in) provided by operating activities	(10,222)	11,159	(21,381)	(192%)
Net cash provided by financing activities	23,894	12,044	11,850	98%
Net cash used in investing activities	(26,440)	(42,226)	15,786	(37%)
Net change in cash	$(12,390)	$(20,608)	$8,218	(40%)

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

The movements in the discussion below refer to those shown in the previous table.

• The Company recorded a net loss of $68,738 in 2025, compared with a net loss of $50,565 in 2024. This movement was primarily influenced by a 12% decrease in revenues. This was partially offset by a 9% decrease in operating costs, a 23% decrease in professional, consulting and management fees, a 53% increase in other general and administrative expenses, a 91% decrease in exploration and evaluation costs, a 79% decrease in technology start-up costs and a 196% decrease in deferred income tax recovery and 169% in foreign exchange.

• For Q4 2025, the Company recorded a net loss of $17,165, compared with net loss of $12,990 for Q4 2024. This movement was primarily attributable to a 15% decrease in operating costs, a 24% increase in professional, consulting and management fees and a 318% decrease in other general and administrative expenses. This was partially offset by a 8% decrease in revenues and a 24% decrease in deferred income tax recovery.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 5

• For 2025, adjusted EBITDA decreased by 250% and mining operations adjusted EBITDA decreased by 70% from that seen in 2024. For Q4 2025, adjusted EBITDA improved by 377% and mining operations adjusted EBITDA improved by 179% from that seen in Q4 2024.

Commercial

• In Q4 2025, the Company sold 2,396 tonnes of V2O5 equivalent (Q4 2024 - 3033 tonnes), including 0 tonnes of purchased products (Q4 2024 - 8 tonnes) and 780 tonnes related to the Company's inventory supply agreement (Q4 2024 - 1,200 tonnes). Produced V2O5 equivalent pounds sold decreased, with 3,563 (000s lb) sold in Q4 2025, as compared with 4,024 (000s lb) in Q4 2024.

• In Q4 2025, the Company also sold 12,390 tonnes of ilmenite (Q4 2024 - 10,570 tonnes).

• For 2025, the Company's sales were within its revised annual sales guidance of 7,500 to 9,500 tonnes of V2O5 equivalent with total sales of 8,686 tonnes of V2O5 equivalent (2024 - 9,600 tonnes), including 298 tonnes of purchased products (2024 - 415) and 780 tonnes related to the Company's inventory supply agreement (2024 - 1,200 tonnes).

• The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• The average benchmark prices per lb of V2O5 in Europe and the average benchmark prices per kg of FeV in Europe were as follows:

		December 31, 2025	December 31, 2024	Movement
V2O5 Europe (per lb)	- Three months ended	$5.86	$5.34	10%
	- As at	$5.89	$5.37	10%
FeV Europe (per kg)	- Three months ended	$23.85	$26.04	(8)%
	- As at	$23.83	$25.38	(6)%

• Vanadium prices continued to face downward pressure in European and Chinese markets, primarily driven by persistent oversupply from Chinese and Russian producers and reduced demand from the steel and infrastructure sectors.

• Subsequent to Q4 2025, sales in January 2026 were 622 tonnes of V2O5 equivalent and 4,122 dry tonnes of ilmenite. An additional 120 tonnes V2O5 equivalent was delivered in January 2026, however under the terms of the Company's inventory supply agreement, these are subject to refund. Accordingly, these are not recognized as sales and amounts received will be recognized as revenues subject to refund in the Company's consolidated statement of financial position.

• During Q4 2025, the Company recognized revenues from vanadium sales of $20,577 (Q4 2024 - $23,046) from sales of 2,396 tonnes of V2O5 equivalent (Q4 2024 - 3,033 tonnes) and revenues from ilmenite sales of $1,694 (Q4 2024 - $1,222). Of the total revenues, $16,890 is related to the Sales & trading segment, $5,381 is related to the Mine properties segment and $0 is related to the Corporate segment (after the elimination of inter-segment transactions).

• During 2025, the Company recognized revenues from vanadium sales of $105,797 (year ended December 31, 2024 - $118,549) from the sales of 8,686 tonnes of V2O5 equivalent (year ended December 31, 2024 - 9,600 tonnes) and revenues from ilmenite sales of $4,090 (year ended December 31, 2024 - $6,371). Of the total, $91,634 is related to the Sales & trading segment, $16,382 is related to the Mine properties segment and $1,871 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management’s Discussion and Analysis for the Year Ended December 31, 2025 6

• In the year ended December 31, 2025, the Company's revenues were from transactions with multiple customers, including two customers who represented more than 10% of revenues. Total revenues with these two customers were $18,716 (included across both the Sales & trading and Mine properties segment) and $12,443 (included in the Sales & trading segment). The Company's V2O3 revenues were predominantly from transactions with three customers, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including two customers who represented more than 10% of FeV revenues. Refer to note 23.

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$5.14	$5.00	$5.85	$6.16
- Purchased material	$-	$-	$6.50	$5.61
- Total	$5.14	$5.00	$5.85	$6.15
V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$7.19	$7.75	$8.27	$9.30
FeV revenues per kg of FeV sold[1,2]
- Produced material	$19.66	$20.88	$20.11	$21.11
- Purchased material	$-	$21.20	$23.26	$21.46
- Total	$19.66	$20.88	$20.31	$21.14

Revenues per pound sold[1,2]	$5.78	$5.70	$6.07	$6.40

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

• Operating costs of $25,792 in Q4 2025 (Q4 2024 - $30,194) include direct mine and production costs of $10,510 (Q4 2024 - $11,823), conversion costs of $4,077 (Q4 2024 - $2,217), product acquisition costs of $0 (Q4 2024 - $99), royalties of $1,612 (Q4 2024 - $1,630), distribution costs of $1,083 (Q4 2024 - $1,601), vanadium materials write-down of $313 (Q4 2024 - $2,517), depreciation and amortization of $6,475 (Q4 2024 - $7,984) and ilmenite costs and write-down of $1,730 (Q4 2024 - $2,317).

• The decrease seen in direct mine and production costs in Q4 2025 as compared with Q4 2024 reflects the 8% decrease in sales. Of the total operating costs, $14,488 is related to the Sales & trading segment, $11,148 is related to the Mine properties segment and $156 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Operating costs of $132,640 for 2025 (2024 - $145,818) include direct mine and production costs of $52,559 (2024 - $68,478), conversion costs of $13,762 (2024 - $8,240), product acquisition costs of $4,580 (2024 - $4,996), royalties of $5,096 (2024 - $7,052), distribution costs of $7,305 (2024 - $7,418), vanadium and warehouse materials inventory write-down of $20,412 (2024 - $14,135), depreciation and amortization of $21,107 (2024 - $26,795), ilmenite costs and write-down of $7,819 (2024 - $8,192) and iron ore costs of $nil (2024 - $512).

Management’s Discussion and Analysis for the Year Ended December 31, 2025 7

• The 23% decrease in direct mine and production costs is attributable to a 6% decrease in vanadium tonnes sold and the positive impact of the Company's previously announced initiatives to reduce production costs and improve productivity. Of the total, $76,244 is related to the Sales & trading segment, $53,778 is related to the Mine properties segment and $2,618 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management’s Discussion and Analysis for the Year Ended December 31, 2025 8

• Vanadium unit costs:

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash operating costs per pound[1]	$3.76	$4.08	$4.84	$5.24
Cash operating costs excluding royalties per pound[1]	$3.31	$3.67	$4.53	$4.84
Adjusted cash operating costs excluding royalties per pound[1]	$3.22	$3.05	$3.32	$4.05

1. Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound, which is calculated on pounds of produced V2O5 sold, were $3.31 per lb in Q4 2025, compared with $3.67 for Q4 2024. This is due lower produced vanadium inventory write-downs of $313 included in the cash operating costs per pound (Q4 2024 - $2,517). Adjusted cash operating costs excluding royalties per pound, which excludes the impact of inventory write-downs for produced products of $313 for Q4 2025 (Q4 2024 - $2,517), was $3.22 per lb, which is largely consistent with $3.05 for Q4 2024.

• For 2025, cash operating costs excluding royalties per pound were $4.53 per lb, compared with $4.84 for 2024. Adjusted cash operating costs excluding royalties per pound were $3.32 per lb, compared with $4.05 for 2024. This highlights the significant impact of the initiatives of the operational turnaround plan initiated in Q1 2025. The Company expects to continue seeing the benefits of these initiatives in its financial results going forward.

• Professional, consulting and management fees in Q4 2025 increased from Q4 2024 by 24%. Of the total professional, consulting and management fee expense in Q4 2025, $1,234 is related to the Sales & trading segment (Q4 2024 -$564 ), $613 is related to the Mine properties segment (Q4 2024 - $474), $1,918 is related to the Corporate segment (Q4 2024 -$1,069 ), $133 is related to the Clean Energy segment (Q4 2024 - $976) and $155 is related to LPV (Q4 2024 - $173). The increase seen are primarily attributable to severance costs incurred in the Sales & trading segment in Q4 2024. For 2025, total professional, consulting and management fees decreased from 2024 by 23%. Of the total, $2,971 is related to the Sales & trading segment (2024 - $2,323), $1,958 is related to the Mine properties segment (2024 - $1,875), $5,699 is related to the Corporate segment (2024 - $6,086), $1,221 is related to Clean Energy (2024 - $5,481) and $651 is related to LPV (2024 - $521). LCE had minimal activity during the year, hence significant cost reductions and Corporate had reduced payroll costs due to lower headcount and reduced insurance costs as lower premiums were secured for the year.

• Other general and administrative expenses in Q4 2025 increased from Q4 2024 by 318%, which is primarily attributable to increases Estimated credit losses (ECL) from costumers. The decrease seen in the Mine properties segment is primarily due to a decrease in provisions of $67, as compared with an increase of $3,097 in Q4 2024. Of the total other general and administrative expenses in Q4 2025, $2,935 is related to the Sales & trading segment (Q4 2024 - $220), $425 is related to the Mine properties segment (Q4 2024 - $3,135), $443 is related to the Corporate segment (Q4 2024 - $758), expense recovery of $33 is related to the Clean Energy segment (Q4 2024 - expense of $145) and $43 is related to LPV (Q4 2024 -$50). For 2025, total other general and administrative expenses increased from 2024 by 53%. The decrease was due to the same reasons mentioned above, but was partially offset by increased IT expenses in relation to an ERP system upgrade attributable to the Corporate segment. Of the total, $3,241 is related to the Sales & trading segment (2024 - $585), $1,273 is related to the Mine properties segment (2024 - $1,069), $2,565 is related to the Corporate segment (2024 - $2,518), $745 is related to the Clean Energy segment (2024 - $2,590) and $180 is related to LPV (2024 - $186).

Management’s Discussion and Analysis for the Year Ended December 31, 2025 9

• Finance costs in Q4 2025 increased from Q4 2024 by 68%, which is primarily driven by costs associated with the $6,000 loan facility and the factoring of trade receivables which commenced late June 2025. Of the total, $693 is related to the Sales & trading segment (Q4 2024 - $416), $3,058 related to the Mine properties segment (Q4 2024 - $1,926), $186 related to the Corporate segment (Q4 2024 - expense recovery of $6). For 2025, total finance costs increased from 2024 by 39%.  Of the total, $3,291 is related to the Sales & trading segment ($678), $9,131 related to the Mine properties segment ($8,653), $635 related to the Corporate segment ($83 expense recovery).

• The foreign exchange loss in Q4 2025 of $(3,156) (Q4 2024 - gain of $8,560) is primarily attributable to a weakening of the U.S. dollar against the Brazilian real. The U.S dollar to Brazilian real exchange rate increase by approximately 3.5% since September 30, 2025. Of the total foreign exchange loss in Q4 2025, a loss of $5 related to the Sales & trading segment (Q4 2024 - loss of $36), a loss of $3,179 related to the Mine properties segment (Q4 2024 - loss of $8,446) and a gain of $23 related to Corporate (Q4 2024 - loss of $34). For 2025, the U.S. dollar to Brazilian real exchange rate decreased by approximately 11% in comparison to the rate as at December 31, 2024.  A foreign exchange loss of $37 related to the Sales & trading segment (2024 - a loss of $75), a gain of $8,707 related to the Mine properties segment (2024 - a loss of $12,341) and a loss of $2 related to Corporate (2024 - loss of $36).

• Technology start-up costs in Q4 2025 decreased from Q4 2024 by 77% (decrease of 79% for 2025). This is primarily attributable to a decrease in activities at LCE in 2025 as the installation of its battery project nears conclusion.

• Exploration and evaluation costs in Q4 2025 decreased from Q4 2024 by 89%. This was driven by reduced drilling and geological work carried out in Q4 2025. Exploration and evaluation costs decreased in 2025 by 91% as there was near-mine deep drilling and geological model work at the Maracás Menchen Mine in support of the Company's technical report update in 2024.

• Share of net loss from investment in associate in Q4 2025 was $2,399 (Q4 2024 -$0). This is attributable to LCE's investment in Storion following the closing of the transaction in January 2025.  For 2025 the share of net loss from investment in associate was $6,189 ($0).

• Comprehensive loss for Q4 2025 decreased from comprehensive income in Q4 2024 by 21% primarily due to an increase in net loss of 32%. For 2025, comprehensive loss decreased from comprehensive income in 2024 by 32% primarily due to the increase in net loss, partially offset by an increase in the unrealized loss to an unrealized gain on foreign currency translation of 129%. The unrealized gain on foreign currency translation in 2025 is primarily due to a weakening of the U.S. dollar against the Brazilian real since December 31, 2024.

Non-recurring Items

• During Q4 2025, the Company recognized a net realizable value write-down of $313 for vanadium finished products (Q4 2024 - $2,517), a net realizable value write-down of $667 for ilmenite finished products (Q4 2024 - $3,133) and a net realizable value write-down reversal of $17 for warehouse materials (Q4 2024 - reversal of $23). The total inventory write-down of $963 (Q4 2024 - $5,627) is included in operating costs (note 24). For 2025, the total inventory write-down is $21,272 (2024 - $14,135).

Management’s Discussion and Analysis for the Year Ended December 31, 2025 10

• During Q4 2025, the Company recognized a write down reversal of vanadium assets of $569 (Q4 2024 - write-down of $78). For 2025, the write-down is $294 (2024 - $1,119).

• During Q4 2025, the Company recognized a decrease in provisions in other general and administrative expenses of $67 (Q4 2024 - an increase of $3,097). For 2025, the decrease is $147 (2024 - increase of $1,967).

• During Q4 2025, the Company recognized a deferred tax expense of $4,812 (Q4 2024 - recovery of $6,325) as a result of the derecognition of the deferred tax asset in Q4 2025 of $28,398, relating to its subsidiary, Largo Vanádio de Maracás S.A (refer to note 17). For 2025, the expense is $17,063 (2024 - expense recovery of $17,867).

• During Q4 2025, the Company recognized no  write down of mine properties, plant and equipment (Q4 2024 - $-).

• For 2025, the Company recognized a gain on disposal of interest in subsidiary of $5,179. Refer to note 6.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 11

Cash Flows

• Cash used in operating activities of $12,526 in Q4 2025 is an decline from cash provided by operating activities of $7,746 in Q4 2024. This is primarily due to a decrease in cash used before working capital items of $9,672 and a net decrease in working capital items of $10,600 driven by an increase in accounts payable and accrued liabilities. For 2025, cash used in operating activities was $10,222, compared with $11,159 in 2024. This movement is primarily attributable to a decrease in cash provided before working capital items of $6,037 and a net decrease in working capital items of $17,037, which is largely driven by movements in amounts receivable and accounts payable and accrued liabilities.

• Cash provided by financing activities in Q4 2025 increased from cash used in financing activities in Q4 2024 by $19,565. For 2025, cash provided by financing activities increased from 2024 by $11,850. The movement is primarily attributable to an increase in the repayment of debt of $65,154, an increase in interest and finance costs paid of $6,673 and a decrease in interest received of $1,224 partially offset by an increase in the receipt of debt of $62,660.

• Cash used in investing activities in Q4 2025 of $1,845 is a decrease of $10,487 from the $12,332 seen in Q4 2024. This movement was driven by a decrease in mine properties, plant and equipment expenditures of $10,659. For 2025, the decrease from 2024 was $15,786. This is primarily driven by lower capital expenditures and proceeds from the disposal of interest in subsidiary of $1,000.

• The net change in cash in Q4 2025 was an increase of $1,869, compared with a decrease of $8,344 for Q4 2024. For 2025, the net change in cash was a decrease of $12,390 ($20,608 in 2024).

Net income reconciliation

		2025
Total V2O5 equivalent sold	000s lbs	17,430	A
	tonnes[1]	7,906

Produced V2O5 equivalent sold	000s lbs	16,773	B
	tonnes[1]	7,608

Revenues per pound sold[2]	$/lb	$6.07	C
Cash operating costs per pound[3]	$/lb	$4.84	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Revenues per pound sold is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

	2025
Revenues - vanadium	$105,797	A x C Note 23 7,906 tonnes of V2O5equivalent sold (2024 - 8,400 tonnes), with revenues per pound sold of $6.07 (2024 - $6.40)
Revenues - ilmenite	4,090	Note 23
Cash operating costs	(81,147)	B x D Global recovery of 80.1% (2024 - 76.4%), impact of increased quantities of ore mined and higher mining costs

Management’s Discussion and Analysis for the Year Ended December 31, 2025 12

		2025

Other operating costs
Conversion costs (costs to convert V2O5 to FeV that are recognized on sale of FeV)	(13,762)		Note 24 2,945 tonnes of FeV sold
Product acquisition costs (costs to purchase products from 3rd parties that are recognized on sale of those products)	(4,580)		Note 24 298 tonnes of V2O5 equivalent of purchased products sold, compared with 415 tonnes in 2024 with a cost of $4,996
Distribution costs	(7,305)		Note 24
Depreciation	(21,107)		Note 24
Other inventory write-down	(4)
Decrease in legal provisions	(147)		Included in "other general and administrative expenses"
Ilmenite costs	(7,819)		Note 24
		(54,724)
Commercial & Corporate costs
Professional, consulting and management fees	(8,670)		Note 19 (Sales & trading plus Corporate)
Other general and administrative expenses	(5,806)
Share-based payments	(2,289)
		$(16,765)
Clean Energy		(2,680)	Note 19 (excluding finance costs and foreign exchange)
LPV		(831)	Note 19 (excluding finance costs and foreign exchange)
Titanium project		(302)	Note 19 - "other"
Foreign exchange gain		8,679
Finance costs		(13,143)
Interest income		283
Write down of vanadium assets		294
Exploration and evaluation costs		(216)

Net loss before tax		$(50,665)
Income tax (expense) recovery		-
Deferred income tax expense		(17,063)

Net loss		$(67,728)

Note references in the table above refer to the note disclosures contained in the 2025 annual consolidated financial statements.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 13

Operations

• V2O5 equivalent production in Q4 2025 of 2,961 tonnes was 67% higher than the 1,775 tonnes produced in Q4 2024 and 12% higher than the 2,636 tonnes produced in Q3 2025. Production in October 2025 was 900 tonnes, with 1,006 tonnes produced in November and 1,055 tonnes produced in December, for a total of 2,961 tonnes of V2O5 equivalent produced. Production in Q4 2025 was impacted by corrective kiln cooler and chemical plant maintenance. Mine production improved in Q4 2025 from Q2 2025 and Q3 2025 due to the continued application of the operational turnaround plan. Implementation of the current mine plan has resulted in mill production exceeding forecast levels for kiln concentrate feed. Mine operations are presently focused in the 180-basin bench area, where the completion of key development pushbacks has secured access to ore for the Q4 2025 and remainder of Q1 2026.

• During Q4 2025, the Company continued critical pushback activities, presplit wall control, and bench preparation to ensure safe and efficient access to higher-grade ore zones scheduled for extraction in Q4 2025

• In Q4 2025 ilmenite production was 7,328 tonnes, 15% lower than the 8,643 tonnes produced in Q3 2025. Ilmenite production was 0 tonnes in October, 3,699 tonnes in November and 3,629 tonnes in December. The Ilmenite production for Q4 2025 was cut short in order to start up of scavenger circuit in the ilmenite plant. The Company continues to refine its processes to improve grade controls, efficiency and throughput, with further optimization efforts underway as operations stabilize and quality enhancements take effect.

• Vanadium production quantities and non-GAAP unit cost measures are summarized in the following table:

Period	Production Tonnes	Production Pounds Equivalent[1]	Average Quarterly V2O5 price[2] $/lb	Cash operating costs excluding royalties per pound[3] $/lb	Adjusted cash operating costs excluding royalties per pound[3] $/lb
Q4 2025	2,961	6,527,880	$5.86	$3.31	$3.22
Q3 2025	2,636	5,811,378	$5.23	$3.70	$3.03
Q2 2025	2,256	4,973,623	$5.13	$4.63	$3.18
Q1 2025	1,297	2,859,392	$5.26	$6.54	$3.88
Q4 2024	1,775	3,910,996	$5.34	$3.67	$3.05
Q3 2024	3,072	6,772,593	$5.71	$3.12	$3.08
Q2 2024	2,689	5,928,223	$5.93	$5.97	$4.20
Q1 2024	1,729	3,811,788	$6.44	$6.12	$5.33

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• The global recovery achieved in Q4 2025 was 77.9%, which is consistent with the 77.9% achieved in Q4 2024 and 1.9% lower than the 79.4% achieved in Q3 2025. The decrease was primarily attributed to excess silica in the chemical plant, which necessitated the draining and cleaning of two solution tanks and subsequent restocking with clean solution. Corrective measures were promptly implemented, including the proper dosing of aluminum sulphate and maintenance of the tube chain conveyor. The global recovery in October 2025 was 78.3%, with 77.8% achieved in November and 77.5% achieved in December.

• The total ore mined in Q4 2025 was 665,953 tonnes, 9% higher than Q3 2025 and 40% higher than the 476,742 tonnes mined in Q4 2024. The effective grade of ore mined in Q4 2025 was 0.53%, up from the 0.52% seen in Q3 2025 and 0.49% seen in Q4 2024.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 14

• The Company continued to implement key operational measures in the mine operation under its turnaround plan during Q4 2025. Mine pushback activities and roadway improvements continued to be prioritized with mine waste of 2,202 tonnes during Q4 2025 (Q4 2024 - 3,197 tonnes). These activities improved access to the 180/175/170 benches in the basin area of the mine. Work completed in Q2 2025, Q3 2025 and Q4 2025 enhanced mine access, enabling a total of 665,953 tonnes of ore to be mined in Q4 2025.

• Mine pushback and roadway improvement activities will continue at a reduced rate, reflecting the completion of major access development achieved during the first four quarters of 2025.

• During Q4 2025, the Company's mining contractor continued to deliver improvements in drilling, blasting, loading and hauling performance, as well as bench preparation, supported by ongoing road and access maintenance activities. The current bench configuration now provides a wider open working area between the 180 and 165 levels, enhancing operational efficiency. Access to the upper area on the 180 level has enabled larger production blasts and exposure of higher-grade zones, resulting in an improved feed grade to the processing plant.

• Continued development activities are expected to sustain reliable mine access and support the achievement of future production targets. In addition, production from non-magnetic tailings and ongoing leaching of the calcine waste deposit area continued to contribute to the operation's monthly production targets.

• Subsequent to Q4 2025, production in January 2026 was 881 tonnes of V2O5 equivalent and 5,536 of ilmenite concentrate.

• 2025 production of 9,150 tonnes of V2O5 (20.2 million lbs) represents a decrease of 1% over 2024. The global recovery of 80.1% achieved in 2025 is 5% higher than that achieved in 2024. Annual V2O5 equivalent sales of 8,686 tonnes in 2025 vs. 9,600 tonnes in 2024. Q4 2025 ilmenite concentrate production totaled 7,328 tonnes, with annual production of 30,282 tonnes in 2025 which was within company guidance. Sales of ilmenite concentrate totaled 12,930 tonnes in Q4 2025 and 33,959 tonnes in 2025.

Selected Quarterly Information

For Q4 2025, the Company recorded a net loss of $17,165, compared with a net loss of $12,990 for Q4 2024. This movement was primarily attributable to the share of loss from equity accounted investments  of $2,399 and estimated credit losses of $2,843. In addition, there was a 15% decrease in operating costs, a 68% increase in finance costs, partially offset by a 8% decrease in revenues, a 24%  increase in professional, consulting and management fees, a 629% decrease in write-down of vanadium assets, a 77% decrease in technology start-up costs. The increase in total assets at December 31, 2025 from December 31, 2024 is primarily due to increases in receivables, mine properties, plant and equipment and the recognition of the investment in Storion.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 15

Summary financial information for the eight quarters ended December 31, 2025, in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

Period	Revenue	Net Loss	Basic Loss per Share	Diluted Loss per Share	Total Assets	Non-current Liabilities
Q4 2025	$22,271	$(17,165)	$(0.21)	$(0.21)	$318,755	$28,286
Q3 2025	33,264	(36,616)	(0.57)	(0.57)	322,307	29,369
Q2 2025	26,117	(5,752)	(0.09)	(0.09)	340,479	29,904
Q1 2025	28,235	(9,205)	(0.14)	(0.14)	324,250	29,563
Q4 2024	24,268	(12,990)	(0.19)	(0.19)	318,668	33,181
Q3 2024	29,906	(10,086)	(0.16)	(0.16)	343,698	73,862
Q2 2024	28,559	(14,483)	(0.23)	(0.23)	337,040	77,383
Q1 2024	42,187	(13,006)	(0.20)	(0.20)	360,929	78,845

2026 Guidance

The Company has committed a significant proportion of its monthly production in 2026 to sales of its VPURE+® and VPURE® products, as well as FeV produced from VPURE®.

The Company's Maracás Menchen Mine continued operations during 2025. The Company continues to implement its operational turnaround plan with improved production volumes, higher recoveries, and enhanced mine access to support future production.

The Company continues to monitor ongoing geopolitical uncertainties and the impact that these may have on the Company's operations, sales and guidance for 2026. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2025 for the full discussion of the Company's Risks and Uncertainties. The Company's 2026 guidance is presented on a "business as usual" basis.

2026 Guidance
Annual V2O5 equivalent production	tonnes	10,500 - 12,000
Annual V2O5 equivalent sales[1]	tonnes	7,500 - 9,500

Adjusted cash operating costs excluding royalties per pound[2]	$/lb	3.50 - 4.50

Vanadium	Q1		Q2		Q3		Q4		2026
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes V2O5)	2,400	2,700	2,500	3,000	2,600	3,100	3,000	3,200	10,500	12,000
Sales[1] (tonnes V2O5)	1,500	2,000	2,000	2,500	2,000	2,500	2,000	2,500	7,500	9,500

1. Sales guidance does not include purchased products or any sold material related to the Company's vanadium inventory supply agreement.

2. Adjusted cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 16

Operations

Maracás Menchen Mine

Recent Developments

Expenditures of $27,536 were capitalized to mine properties, plant and equipment during 2025 (2024 - $38,588), including $20,679 of capitalized waste stripping costs (2024 - $17,556).

The production of 2,961 tonnes of V2O5 equivalent in Q4 2025 was 67% higher than the 1,775 tonnes of V2O5 equivalent produced in Q4 2024. In Q4 2025, 665,953 tonnes of ore was mined with an effective grade of 0.53% of V2O5. The ore mined in Q4 2025 was 40% higher than in Q4 2024. The Company produced 129,565 tonnes of concentrate with an effective grade of 2.82%.

Production continued to improve from Q2 2025 through Q4 2025, driven largely by the same positive developments realized in Q3 2025, specifically, enhanced access to the 180 bench in the western basin area of the mine. During the quarter, mining activities were primarily focused on building a substantial ore stockpile early in the period to ensure continuous kiln operation at full capacity and prevent unplanned shutdowns. Operational challenges were encountered in the kiln cooler and chemical plant areas. Elevated shell temperatures in the cooler necessitated a short shutdown for maintenance. The required work was executed efficiently, allowing production to resume promptly and enabling the quarter to close with solid overall performance. In the chemical plant, elevated silica levels required a targeted cleanup program in the solution tanks, temporarily reducing production capacity. This work was effectively coordinated with the cooler maintenance period, minimizing downtime and supporting a return to normal operations by quarter-end.

	Q4 2025	Q4 2024	YTD 2025	YTD 2024
Total Ore Mined (tonnes)	665,953	476,742	2,209,355	2,249,759
Ore Grade Mined - Effective Grade[1] (%)	0.53	0.49	0.50	0.63
Total Mined - Dry Basis (tonnes)	2,867,587	3,673,416	14,928,193	13,949,665

Total Ore Milled (tonnes)	467,529	289,918	1,616,807	1,328,161
Effective Grade of Ore Milled (%)	0.79	0.73	0.68	0.88
Concentrate Produced (tonnes)	129,565	75,051	385,271	389,520
Grade of Concentrate (%)	2.82	2.73	2.84	2.90
Contained V2O5 (tonnes)	3,648	2,049	10,920	11,279

Crushing Recovery (%)	97.7	95.0	96.1	95.5
Milling Recovery (%)	98.2	96.9	97.1	96.9
Kiln Recovery (%)	88.2	87.1	89.4	87.3
Leaching Recovery (%)	96.3	98.9	98.0	98.2
Chemical Plant Recovery (%)	95.7	98.3	97.4	96.4
Global Recovery[2] (%)	77.9	77.9	80.1	76.4

V2O5 Equivalent Produced (Flake + Powder) (tonnes)	2,961	1,775	9,150	9,264
High Purity V2O5 Equivalent Produced (tonnes)	0	456	2,137	2,162

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 17

Exploration Developments

During Q4 2025, the Company completed 2 infill diamond drillholes (126 meters). This program served to continue the infill campaign started last year with the objective of improving the short-term geological model. The primary focus during Q4 2025 was to confirm inferred mineralization in the western portion of the Campbell Pit. In the beginning of 2026 is expected to initiate a Reverse Circulation (RC) drilling campaign inside the Campbell Pit. It will generate information to confirm inferred mineralization and also generate more data to Cu, Ni, Co and  PGM's elements.

The Campbell Pit geological model was updated in Q4 2025 and delivered to the mine planning team. The model was updated based on the Q4 2025 activity, which included drilling, sampling and mapping. The resource and reserve model will continue to be updated quarterly and will assist with mine planning activities.

In Q4 2025, the Company concluded the work with geotechnical experts to identify improvements in mining operations. The consultants completed their review of excavation parameters, operational procedures, and slope stability within the Campbell Pit. The new excavation parameters will be studied and compared with the previous one to define the Campbell Pit reserves.

During Q4 2025, the Company has started the analyses of the geological database with the objective to evaluate the potential of Cu, Ni, Co, Au and PGM's in their deposits.

Clean Energy

Recent Developments

The VCHARGE vanadium flow battery deployment for Enel Green Power España ("EGPE") has been completed. All major tasks have been closed and the Company is currently working in collaboration with Storion on final steps in order to obtain EGPE's final acceptance of the Battery Energy Storage System ("BESS"). LCE and Storion are working towards completion of the BESS Maintenance Agreement with EGPE, which will go into effect after conditional acceptance of the project.

The Company and Storion continued coordinated progress under the joint venture, maintaining a disciplined focus on execution and milestones. Storion has prioritized securing cost-effective and reliable vanadium supply, advancing production readiness, and strengthening its capability to scale flow battery deployments. Storion placed equipment orders to expand its electrolyte production capacity by supporting anticipated near-term demand and future scalability.

Financial Instruments

Financial assets and financial liabilities at December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Cash	$9,716	$22,106
Restricted cash	382	530
Trade and other receivables	3,743	5,499
Accounts payable and accrued liabilities (including non-current)	42,526	31,270
Debt	107,066	92,280

Management’s Discussion and Analysis for the Year Ended December 31, 2025 18

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 22. There have been no changes in the risks, objectives, policies and procedures from the previous year.

In June 2025, the Company signed a non-recourse factoring facility agreement (the "Facility"). Under the terms of the Facility, the Company sells eligible accounts receivable to a third-party financial institution (the "Factor") with an initial advance equal to 85%, to a total limit of $10,000. The remaining 15% is received from the Factor in-line with customer payment terms. Commission rates range from 0.51% to 1.37%, depending on customer payment terms. The Facility has an initial term of two years, and the Factor may terminate it with 90 days' prior written notice or immediately in the event of default. A third-party financial advisor and arranger assisted the Company in securing the Facility (the "Custodian") and will receive certain custodial fees per the terms of the Facility, including, a hold-back of $1,000, which has been settled through applying a hold-back equal to 10% of the factored invoices. In addition, the Factor will receive a monthly custodial fee equal to 0.50% of the outstanding factored invoices and interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 1.75%. Subject to Factor approval, the Facility limit may increase based on performance and approved receivables. The Company commenced factoring receivables in June 2025 and received cash proceeds of $15,343 (net of fees) in the twelve months ended December 31, 2025. As of December 31, 2025, the Company has recognized an expected credit loss of $2,843 in relation to its financial assets, in accordance with IFRS 9 - Financial Instruments. The expected credit losses represent the Company's estimate of the potential default risk on its outstanding amounts receivables.

Liquidity and Capital Resources

At December 31, 2024, the benchmark price per lb of V2O5 was between $5.00 and $5.73. This decreased to a range of between $5.20 and $5.53 at December 31, 2025, with an average of approximately $5.86 for Q4 2025, compared with approximately $5.23 for Q3 2025 and $5.34 for Q4 2024.

The average European benchmark price per lb of V2O5 was approximately $5.79 and the average European benchmark price per kg of FeV was approximately $23.67 for January 2026. At the date of the MD&A, the market price of V2O5 was in a range of $5.80 to $5.98 per lb and the market price of FeV was in a range of $23.80 to $24.05 per kg.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At December 31, 2025, the Company's debt balance was $107,066.

The Company incurred a net loss of $68,738 for the year ended December 31, 2025 (year ended December 31, 2024 - $50,565) and had a working capital deficit (current assets less current liabilities) of $75,883 (December 31, 2024 - deficit of $20,972), which includes $107,066 in debt maturing within the next twelve months.

The Company has experienced declining operating results and cash flows over the past two years, primarily due to lower vanadium prices and operational challenges. Since December 31, 2023, vanadium prices have decreased by approximately 10%, which has had a significant impact on the Company's cash flows.

In response, the Company has implemented corrective measures to address underlying operational issues and has announced an operational turnaround plan, along with additional cost optimization initiatives at the Maracás Menchen Mine. Management believes these actions are necessary to restore operational performance and generate positive cash flows from operating activities, however, there can be no assurance that these initiatives will be successful.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 19

The Company requires additional financing to repay its liabilities and support its working capital to fund operating activities. The Company is actively pursuing various alternatives to increase its liquidity and capital resources, including, but not limited to, refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. There can be no assurance that the Company will be able to secure sufficient additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives. Subsequent to December 31, 2025, the Company established a new at-the-market equity offering program (the "ATM Program"). Under this program, the Company may issue and sell common shares from time to time on The Nasdaq Stock Market, with total gross proceeds of up to $60,000.

There can be no assurance that the Company will have sufficient liquidity to fund operating activities and repay debt in the short term until additional financing is received and the price received for its vanadium increases. There can be no assurance that vanadium prices will increase or the other initiatives will be successful. The Company continues to actively pursue additional financing options to increase its liquidity and capital resources.

Due to significant uncertainty regarding the Company's ability to raise additional financing to repay debt maturing within the next twelve months and to provide sufficient working capital for operations, along with evolving trade uncertainties, future vanadium price fluctuations, and the need to achieve positive cash flows within the same period, it is not possible to predict whether the Company will successfully address these challenges. These factors create material uncertainties that cast substantial doubt on the Company's ability to continue as a going concern.

Credit facilities

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due to repayment at maturity. In addition to an upfront fee of 0.80%, interest accrued at a rate of 8.51% p.a. is to be paid every six months. In October 2025, a principal repayment of $712 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an upfront fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually. In October 2025 an amendment to the agreement was executed, extending the maturity of the balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In September 2023, the Company secured a $15,000 debt facility with a bank in Brazil. This facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months. In May 2025, the Company extended the due date of the first principal payment from May until August 2025. In August 2025, the Company extended the due date of the first principal payment from August 2025 to October 2025.  In October 2025, a principal repayment of $356 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.75%.

In October 2023, the Company secured a three-year $20,000 debt facility, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. In October 2025, a principal repayment of $475 was made. Subsequently, an amendment to the agreement was executed, changing the maturity of the installments to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.95%.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 20

In December 2023, the Company secured a two-year debt $10,000 facility, with the principal due for repayment at maturity. In addition to an upfront fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity. In October 2025, a principal repayment of $237 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 10.45%.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate. In May 2025, the Company extended the term for a further 120 days with accrued interest at a rate of 9.05% p.a. In September 2025, the Company extended the term for one year with accrued interest at a rate of 9.05% p.a.

On June 25, 2024, the Company entered into an inventory financing agreement for up to $10,000. Under this facility, the Company may use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 100 days. Repayments include a 1% commission fee, interest at the one-month U.S. Secured Overnight Financing Rate (SOFR) plus 3.0%, and other direct costs. The Company began utilizing the facility in July 2024. On October 1, 2025, the facility was amended. Under the amended agreement, the total financing limit increased to up to $35,000, consisting of $25,000 secured by inventory and $10,000 secured by customer receivables. The inventory financing commission is charged at 3% on the sales invoice value.

On July 5, 2024, the Company entered into an additional inventory financing agreement for up to $10,000. The facility, which matures on June 30, 2026, allows the Company to use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 90 days. Repayments include a 1% commission fee, interest, and other direct costs. As of December 31, 2025, all advances had been repaid, and there were no outstanding amounts under the facility.  Subsequent to December 31, 2025, the Company terminated its relationship with the financing provider.

The Company received cash proceeds of $82,642 and made repayments of $67,674 in relation to the two inventory financing agreements outlined above during the 12 months ended December 31, 2025.

In August 2025, the Company secured a loan facility for a principal amount of $6,000. This Facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This Facility has a term of six months, bears interest at an annual rate of 15%, and includes a 1% arrangement fee. Subsequent to December 31, 2025, the Company signed a binding term sheet to extend the debt facility. Refer to note 25 - Subsequent Events for further details.

Capital resources

At December 31, 2025, the Company had an accumulated deficit of $187,326 since inception (December 31, 2024 - $126,496) and had a net working capital deficit of $75,883 (December 31, 2024 - deficit of $20,972) (defined as current assets less current liabilities). At December 31, 2025, the total amount due within 12 months on the Company's debt was $107,066 (December 31, 2024 - $74,780).

Management’s Discussion and Analysis for the Year Ended December 31, 2025 21

The following table details the Company's expected remaining contractual cash flow requirements at December 31, 2025 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$42,526	$-	$-	$-
Debt	24,831	82,235	-	-
Operating and purchase commitments	3,939	519	21	-
	$71,296	$82,754	$21	$-

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $9,716 (December 31, 2024 - $22,106). Refer to note 20 for other commitments and contingencies. As a consequence of vanadium price fluctuations in recent years, a risk exists that the Company will not have sufficient liquidity to meet its obligations as they come due.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 22

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and not in thousands).

At December 31, 2025, there were 83,673 common shares of the Company outstanding. At the date of this MD&A, there were 83,674 common shares of the Company outstanding.

At December 31, 2025, under the share compensation plan of the Company, 1,305 RSUs were outstanding and 1,635 stock options were outstanding with exercise prices ranging from C$2.46 to C$19.52 and expiry dates ranging between March 24, 2026 and September 3, 2030. If exercised, the Company would receive proceeds of C$6,944. The weighted average exercise price of the stock options outstanding is C$4.25.

As of the date of this MD&A, 1,513 RSUs and 1,636 stock options were outstanding with stock option exercise prices ranging from C$2.46 to C$19.52 and expiry dates ranging between March 24, 2026 and September 3, 2030.

At December 31, 2025, 20,178 common share purchase warrants were outstanding with an exercise price of C$0.57 and expiring on December 7, 2030. The Company would receive proceeds of C$11,501 if they were exercised.

As of the date of this MD&A, 20,179 common share purchase warrants were outstanding with an exercise price ranging from C$0.57 to C$1.22 and expiry dates ranging between October 13, 2030 and December 7, 2030.

Transactions with Related Parties

The 2025 annual consolidated financial statements include the financial results of the Company, its subsidiaries and associates. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2024 except for the impacts of the Storion transaction as detailed in note 6. The Company had transactions with related parties during 2025. Refer to note 18.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Commitments and Contingencies

At  December 31, 2025, the Company was partying to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,181 and are all payable within one year. These contracts also require that additional payments of up to approximately $2,181 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products the third party produces. The first delivery occurred in December 2023, and the Company is committed to the purchase of 178 tonnes of V2O5 that the third party produces, with the Company having the right of first refusal over additional amounts.  The producer filed for Chapter 11 bankruptcy in August 2025, and the off-take agreement was formally terminated in January 2026.

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 23

The Company is committed to a minimum number of rental payments under four leases of office space which expire between February 28, 2026 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $65, including $52 due within one year.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of December 31, 2025 of $2,445. At Largo Clean Energy this is $0.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees.  In the prior year, the Company classified $2,593 in litigation claims as a current provision. In the current year, the Company reclassified this provision to non-current and incurred additional interest adjustments on the provision of  $3,741.Refer to note 20. At December 31, 2025, the Company recognized a total provision of $3,741 for legal matters (December 31, 2024 – $3,060).

At December 31, 2025, the Company recognized a provision of $453 (December 31, 2024 - $453) for contract penalties expected to be incurred within the next 12 months.

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

In June 2025, the Company received a default notice from a counterparty for failure to deliver 900 tonnes of V₂O₅ at the scheduled time. The same counterparty has also alleged that some of the V₂O₅ delivered previously has failed to meet the agreed upon specifications. An amended agreement was signed during Q4 2025 (refer to note 23) and the Company delivered an additional 780 tonnes of V2O5 during Q4 2025 and the remaining 120 tonnes were delivered in January 2026.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) means controls and other procedures of the Company that are designed to provide reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation, including the applicable time periods and that information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the Company’s DC&P, as defined under the rules of the Canadian Securities Administrators and under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was conducted as at December 31, 2025 under the supervision of the CEO and CFO and with the participation of management. Based on the results of that evaluation, because of the material weakness identified below, the CEO and CFO concluded that the Company’s DC&P were not effective as at December 31, 2025.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 24

Since the December 31, 2025 evaluation, except for the material weakness disclosed below and remediation activities taken to date, there have been no material changes to the Company’s DC&P.

Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”), as defined under the rules of the Canadian Securities Administrators and under Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

  maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;
  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;
  receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and
  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial instruments.

The Company’s management, under supervision of the CEO and CFO, assessed the effectiveness of the Company’s ICFR based on the criteria established in Internal Control – Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that as at December 31, 2025, the Company’s ICFR was not effective due to the material weakness described below.

During the year ended December 31, 2025, except for the material weakness disclosed above and remediation activities taken to date, the Company did not make any changes to its ICFR that would have materially affected, or reasonably likely to materially affect, its ICFR.

ICFR – material weaknesses relating to design

In connection with the audit of our consolidated financial statements, management has identified certain control deficiencies that individually or when aggregated together, amount to a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management has determined that (a) the Company did not have in place an adequate process control activities to review its estimate of the expected credit loss for its receivables, (b) the Company did not have in place an adequate process control activities to review the assumptions included in the impairment model for determining the fair value of its mining assets and (c) under the Company’s accounting information systems, there was inadequate segregation of duties and insufficient review of activities, including periodic user access review, access deprovisioning and access provisioning. It was determined that the number of general IT control (“GITC”) deficiencies and the recurrence of certain GITC deficiencies in the aggregate amounted to a material weakness.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 25

The material weakness resulted from a lack of sufficient number of qualified accounting and finance personnel and a risk assessment process that did not identify that the Company’s GITCs were not adequate given changes in the business during the year.

Although these weaknesses did not affect the Company’s consolidated financial position or consolidated results of operations, they could result in:

  management recording amounts that are not appropriate based on incorrect interpretations of specific contracts;

  an incorrect assessment of whether an impairment charge is required to be recorded in its consolidated financial statements;

  IT users posting and approving their own journal entries without segregation of duties; or

  unauthorized changes within the IT system.

To remediate these deficiencies management will design and implement (a) controls for the review of receivables and key assumptions included in the impairment model for determining the fair value of its mining assets and (b) GITC controls to ensure segregation of duties and review of activities by all users.  In connection with the change of the Company’s CFO in December of 2025, the Company hired additional accounting and finance personnel. It is anticipated that these additional personnel together with the Company’s remediation plan will be sufficient to remedy these deficiencies.

While management believes that its remediation plan will be adequate in addressing the material weakness, the material weakness identified above cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness or prevent the incidence of other material weakness in the Company’s internal control over financial reporting in the future.

In accordance with the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted on April 5, 2012, the Company qualifies as an “emerging growth company” (“EGC”) under U.S. rules, which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Registrant’s internal control over financial reporting under Section 404(b) of the U.S. Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report on the Company’s ICFR for so long as the Company remains an EGC, which may be for as long as five years following its initial registration in the United States.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the 2025 annual consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These 2025 annual consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the annual consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 26

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the assessment of the existence of any material uncertainties that cast significant doubt about the Company's ability to continue as a going concern, the valuation of mine properties, plant and equipment properties, the assessment of whether any assets met the criteria to be classified as held for sale, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes in Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the 2025 annual consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2024, except for any changes as disclosed in note 3.

Non-GAAP1 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

________________________________

1 GAAP - Generally Accepted Accounting Principles.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 27

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 23 as per the 2025 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Revenues - V2O5 produced[1]	$3,970	$10,271	$37,835	$57,446
V2O5 sold - produced (000s lb)	773	2,053	6,468	9,332
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.14	$5.00	$5.85	$6.16

Revenues - V2O5 purchased[1]	$-	$-	$13	$988
V2O5 sold - purchased (000s lb)	-	-	2	176
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$-	$6.50	$5.61

Revenues - V2O5[1]	$3,970	$10,271	$37,848	$58,434
V2O5 sold (000s lb)	773	2,053	6,470	9,508
V2O5 revenues per pound of V2O5 sold ($/lb)	$5.14	$5.00	$5.85	$6.15

Revenues - V2O3 produced[1]	$194	$457	$4,134	$8,353
V2O3 sold - produced (000s lb)	27	59	500	898
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$7.19	$7.75	$8.27	$9.30

Revenues - FeV produced[1]	$16,413	$12,212	$59,233	$46,890
FeV sold - produced (000s kg)	835	585	2,945	2,221
FeV revenues per kg of FeV sold - produced ($/kg)	$19.66	$20.88	$20.11	$21.11

Revenues - FeV purchased[1]	$-	$106	$4,582	$4,872
FeV sold - purchased (000s kg)	-	5	197	227
FeV revenues per kg of FeV sold - purchased ($/kg)	$-	$21.20	$23.26	$21.46

Revenues - FeV[1]	$16,413	$12,318	$63,815	$51,762
FeV sold (000s kg)	835	590	3,142	2,448
FeV revenues per kg of FeV sold ($/kg)	$19.66	$20.88	$20.31	$21.14

Revenues[1]	$20,577	$23,046	$105,797	$118,549
V2O5 equivalent sold (000s lb)	3,562	4,041	17,430	18,519
Revenues per pound sold ($/lb)	$5.78	$5.70	$6.07	$6.40

1. Year ended as per note 23.

Three months ended calculated as the amount per note 23 less the corresponding amount disclosed for the twelve-month period in note 19 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also assess its overall effectiveness and efficiency.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 28

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the 2025 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Operating costs[1]	$25,792	$30,194	$132,640	$145,818
Professional, consulting and management fees[2]	613	474	1,958	1,875
Other general and administrative expenses[3]	358	(38)	1,126	898
Less: ilmenite costs and write-down[1]	(1,730)	(2,317)	(7,819)	(8,192)
Less: conversion costs[1]	(4,077)	(2,217)	(13,762)	(8,240)
Less: product acquisition costs[1]	-	(99)	(4,580)	(4,996)
Less: distribution costs[1]	(1,083)	(1,601)	(7,305)	(7,418)
Less: inventory write-down[4]	(4)	23	(4)	(238)
Less: depreciation and amortization expense[1]	(6,475)	(7,984)	(21,107)	(26,795)

Management’s Discussion and Analysis for the Year Ended December 31, 2025 29

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Cash operating costs	$13,394	$16,406	$81,147	$92,200
Less: royalties[1]	(1,612)	(1,630)	(5,096)	(7,052)
Cash operating costs excluding royalties	$11,782	$14,776	$76,051	$85,148
Less: vanadium inventory write-down[5]	(301)	(2,517)	(20,408)	(13,897)
Adjusted cash operating costs excluding royalties	11,481	12,259	$55,643	$71,251
Produced V2O5 sold (000s lb)	$3,563	$4,024	$16,773	$17,603
Cash operating costs per pound ($/lb)	$3.76	$4.08	$4.84	$5.24
Cash operating costs excluding royalties per pound ($/lb)	$3.31	$3.67	$4.53	$4.84
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.22	$3.05	$3.32	$4.05

1. Year ended as per note 24.

Three months ended calculated as the amount per note 24 less the corresponding amount disclosed for the twelve-month period in note 20 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

2. Year ended as per the Mine properties segment in note 19.

Three months ended calculated as the amount for the Company's Mine properties segment in note 19 less the corresponding amount disclosed for the Mine properties segment for the twelve-month period in note 16 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

3. Year ended as per the Mine properties segment in note 19 less the decrease in legal provisions of $147 as noted in the "other general and administrative expenses" section on page 7 of this MD&A.

Three months ended calculated as the amount for the Company's Mine properties segment in note 19 less the decrease in legal provisions of $147, less the corresponding amount disclosed for the Mine properties segment for the twelve-month period in note 16 of the Company's consolidated financial statements for the three and twelve months ended December 31,  2025 and 2024.

4. Year ended as per note 5 for warehouse materials.

Three months ended calculated as the amount per above less the corresponding amount disclosed for the twelve-month period in note 5 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

5. Year ended as per note 5 for vanadium finished products.

Three months ended calculated as the amount per above less the corresponding amount disclosed for the twelve-month period in note 5 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

EBITDA and Adjusted EBITDA

The Company's MD&A refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 30

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the 2025 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net loss	$(17,165)	$(12,990)	$(68,738)	$(50,565)
Foreign exchange gain (loss)	3,156	8,560	(8,679)	12,517
Share-based payments	1,428	138	2,289	1,321
Finance costs	3,957	2,360	13,143	9,460

Interest income	(86)	(92)	(283)	(1,523)
Income tax recovery	(112)	29	-	(2,813)
Deferred income tax expense (recovery)	(4,812)	(6,325)	17,063	(17,867)
Depreciation[1]	6,699	8,205	21,995	28,675
EBITDA	$(6,935)	$(115)	$(23,210)	$(20,795)
Inventory write-down[2]	962	5,627	21,272	18,475
Write-down of vanadium assets	(569)	(78)	(294)	1,119
Movement in legal provisions[3]	67	(3,097)	147	(1,967)
Gain on disposal of interest in subsidiary	-	-	(5,179)	-
Adjusted EBITDA	$(6,475)	$2,337	$(7,264)	$(2,076)
Less: Clean Energy Adjusted EBITDA	2,737	1,906	8,836	9,345
Less: LPV Adjusted EBITDA	198	223	831	707
Mining Operations Adjusted EBITDA	$(3,540)	$4,466	$2,403	$7,976

1. Year ended as per the consolidated statements of cash flows.

Three months ended calculated as the amount per the consolidated statements of cash flows less the corresponding amount disclosed for the twelve-month period in the consolidated statements of cash flows of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

2. Year ended as per note 5.

Three months ended calculated as the amount per note 5 less the corresponding amount disclosed for the twelve-month period in note 5 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

3. Year ended as per note 6.

Three months ended calculated as the amount per note 6 less the corresponding amount disclosed for the twelve-month period in note 6 of the Company's consolidated financial statements for the three and twelve months ended December 31, 2025 and 2024.

4. As per the "non-recurring items" section on page 7 of this MD&A.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 31

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Clean Energy
Net profit (loss)	$(2,744)	$(1,930)	$(3,699)	$(11,529)
Foreign exchange gain (loss)[1]	(1)	9	6	27
Finance costs[1]	-	7	3	39
Depreciation[2]	8	8	33	1,026
Clean Energy EBITDA	$(2,737)	$(1,906)	$(3,657)	$(10,437)
Write-down of mine properties, plant and equipment[3]	-	-	-	1,092
Gain on disposal of interest in subsidiary	-	-	(5,179)	-
Clean Energy Adjusted EBITDA	$(2,737)	$(1,906)	$(8,836)	$(9,345)

1. As per note 19.

2. As per note 8.

	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
LPV
Net loss[1]	$355	$(194)	$(592)	$(1,927)
Foreign exchange gain (loss)[1]	(4)	35	(17)	38
Finance costs[1]	20	19	77	81
Interest income[1]	-	(5)	(5)	(18)
LPV EBITDA	$371	$(145)	$(537)	$(1,826)
Write-down of vanadium assets[1]	(569)	(78)	(294)	1,119
LPV Adjusted EBITDA	$(198)	$(223)	$(831)	$(707)

1. As per note 19.

Risks and Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its vanadium flow battery activities. The ability to manage these risks is a key component of the Company's business strategy. Management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 32

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2025, which is filed on www.sedarplus.ca and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Trademarks are owned by Largo Inc.

Forward‐looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the commissioning and ramp-up of the ilmenite plant, eventual production from the ilmenite plant and/or a titanium plant, the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O5 or V2O3 according to customer specifications, the delivery and acceptance of the EGPE project in 2025, the continuing and increasing demand in particular sectors and markets for vanadium products, the impact of plant upgrades on operating costs and production stability, the ability of drilling campaigns to improve mine planning and the results of the re-assay program on measured and indicated resource estimates. Forward‐looking information in this MD&A also includes, but is not limited to, statements with respect to the projected timing and cost of the completion of the EGPE project; increase in demand in the energy storage market; the ramp-up of the ilmenite plant; the Company's ability to protect and develop its technology, the Company's ability to maintain its intellectual property, the realization of the anticipated benefits of previously announced transactions or other expectations after the completion of previously announced transactions and the success of LPV's strategic initiatives.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or with respect to the installation of the EGPE project; the availability of financing for operations and development; the ability of the Company to meet repayment obligations of existing debt facilities on the current schedule; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the ability to mitigate the impact of heavy rainfall and the accuracy of the Company's short to mid-term mine plan; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's investment in vanadium flow battery technology; that the Company's current plans for ilmenite and titanium dioxide pigment can be achieved; the Company's sales and trading arrangements will not be affected by the evolving geopolitical landscape; the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 33

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed vanadium flow battery technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; trade regulation, tariffs and other trade barriers; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil, including, without limitation, negative views of the mining industry; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2025 which is filed on www.sedarplus.ca and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report of the Maracás Menchen Mine, which is filed on www.sedarplus.ca and www.sec.gov. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the date of the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 34

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Forward-looking Statements	Assumptions	Risk Factors
The 2025 annual consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.	The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.	The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was approximately $106,235. Refer to note 11.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 35

Forward-looking Statements	Assumptions	Risk Factors
Production volumes are expected to achieve the nameplate capacity of 1,100 tonnes per month during 2026. 2026 Production Guidance: 10,500 - 12,000 tonnes	The Company assumes that consistent production levels will achieve at least a level of 1,000 tonnes per month in 2026 during normal operation.	The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecasted may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 36

Forward-looking Statements	Assumptions	Risk Factors
2026 Costs Guidance: Cash operating costs excluding royalties per pound $3.50 - $4.50	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.	Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climatic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, tariffs, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals;  timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; fluctuating metal prices and currency exchange rates.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 37

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

Disclosure regarding the Company's mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this MD&A, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In accordance with NI 43-101, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Canadian mining terms as defined in accordance with NI 43- 101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves (the "CIM Definition Standards"), adopted by the CIM Council, as amended.

The United States Securities and Exchange Commission ("SEC") adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"), which are codified in Regulation S-K subpart 1300. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 have been replaced. As a foreign private issuer under United States securities laws that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definition Standards. U.S. investors are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under the SEC Modernization Rules.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 38

U.S. investors are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” on the Company’s projects are or will be economically or legally mineable. Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43- 101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.

Management’s Discussion and Analysis for the Year Ended December 31, 2025 39